SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2003

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 — 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F  ☐      Form 40-F   ☒

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐      No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 26, 2003
           Shaw Communications Inc.

By:	/s/ R.D. Rogers

R.D. Rogers Sr. V.P., Chief Financial Officer Shaw Communications Inc.

NEWS RELEASE

SHAW SELLS STAR CHOICE BUSINESS TELEVISION

“Continuing to Focus on Core Operating Divisions”

Calgary, Alberta and Toronto, Ontario, March 25, 2003 — Shaw Communications Inc. (TSX-SJR.B, NYSE-SJR) announced today that it has sold the wholly owned operating division known as Star Choice Business Television (BTV) to Larry Steinman, Brian Neill and a group of private equity investors. Details of the transaction have not been disclosed. The purchasers have significant experience in owning and operating satellite services organizations. Mr. Steinman, who founded the BTV service in 1981, will serve as its President. Mr. Neill was founding Chairman of Star Choice from 1995 to 2000.

Star Choice BTV enables its customers to communicate simultaneously with multiple locations, a service that is ideal for live interactive distance learning, product launches, annual meetings, corporate communications and private continent-wide broadcasting.

“The divestiture of Star Choice Business Television remains consistent with our Company’s decision to focus on our core operating divisions”, said Peter Bissonnette, President of Shaw Communications Inc. “We are confident that the purchasers have the prerequisites to grow the business without compromising the quality and service that BTV’s customers have become accustomed to”.

“As corporations throughout North America continue to search for communications solutions that will maximize efficiencies, minimize costs, and build leading-edge competencies, we feel that BTV’s interactive satellite products and services will continue to be very attractive”, said Larry Steinman. “We intend to take this opportunity to build on BTV’s strengths and impressive track record to expand the business”.

About Shaw Communications Inc.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite direct-to-home (“DTH”) services to approximately 2.9 million customers. Shaw is traded on the Toronto and New York stock exchanges (Symbol: TSX-SJR.B, NYSE-SJR). Additional information can be found on the Internet at www.shaw.ca.

About Star Choice Business Television

Star Choice Business Television builds and maintains satellite interactive distance learning (“SIDL”) networks. SIDL utilizes a private satellite television network that enables customers to communicate simultaneously with multiple locations. Star Choice Business Television also builds and operates temporary and permanent private broadcast networks for national product launches, annual meetings, corporate communications and private continent-wide broadcasting. Customers are provided with services that include full network design, implementation, studio operation, uplink network management and technical support. Additional information can be found on the Internet at www.cancom.ca.

For further information, please contact:

Peter Bissonnette
President
Shaw Communications Inc.
(403) 750-4500

Larry Steinman
President
Canadian Business Television
(416) 971-4421, Extension 234